RECD S.E.C.
AUG 2 7 2002
1086

As filed with the Securities and Exchange Commission on August 27, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02052391

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
8/1/02

For the Month of August 2002

Commission file number: 0-30524

Industriförvaltnings AB Kinnevik

(*Exact name of Registrant as specified in its charter*)

Kinnevik Industrial Management Corporation
(Translation of Registrant's name into English)

SWEDEN
(Jurisdiction of incorporation or organization)

PROCESSED
AUG 2 9 2002
THOMSON
FINANCIAL

Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Industriförvaltnings AB
Kinnevik

Skeppsbron 18
Box 2094, 103 13 Stockholm
Tel 08-562 000 00

(Publ) Org nr 556001-9035
Säte Fagersta
Fax 08-20 37 74

PRESS RELEASE

Kinnevik's selling of forests and sawmill to Sveaskog completed

In accordance with the information given on June 19, 2002, the selling of some 200 000 hectares forestland and the sawmill operation within Korsnäs has been completed.

The payment of the purchase-sum, 2000 MSEK, has been made and capital gains of 750 MSEK is in line with previous information given.

The agreement also includes a raw material agreement between Korsnäs and Sveaskog.

Stockholm August 27, 2002

INDUSTRIFÖRVALTNINGS AB KINNEVIK

For further information:
Vigo Carlund, CEO Industriförvaltnings AB Kinnevik, +46 8 562 000 00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIFÖRVALTNINGS AB KINNEVIK

By:
Name:
Title:

Date: 08 / 27 / 2002